October 23, 2013

Mr. Sunny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Variable Series Trust (File No. 333-191284) (the “Trust”).

Dear Mr. Oh:

On behalf of the Trust, attached are our responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on October 16, 2013 to the Trust’s registration statement on Form N-14  filed on September 20, 2013, pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Facing Sheet

1.              With respect to the language on the facing sheet regarding shares of beneficial interest without par value, add a caption about securities being registered.

Response:                                        The facing sheet reflects that shares of the Touchstone Aggressive ETF Fund are being registered.  Therefore, we believe no further captions are necessary.

Proxy Statement/Prospectus — Cover Page

2.              In paragraph 2, please define the Funds in both the singular and plural form.

Response:                                        The Trust has made the requested changes.

3.              In the table incorporating by reference information about the Funds contained in other filings, please include the Securities and Exchange Commission file number for each filing.

Response:                                        The Trust has made the requested change.

4.              Please incorporate by reference the most recent statement of additional information (“SAI”) for the Touchstone Enhanced ETF Fund (the “Acquired Fund”).

Response:                                        The Trust has incorporated by reference the Acquired Fund’s SAI.

Proxy Statement/Prospectus — Summary

5.              Please make the following changes to the Summary:

a.              In the third paragraph of the section “How will the Reorganization affect me?”, please clarify that the Touchstone Aggressive ETF Fund (the “Acquiring Fund”) has only one share class.

Response:                                        The Trust has made the requested change.

b.              Please provide a synopsis comparing all of the items requested in Item 3 of Form N-14 for the Acquired Fund and the Acquiring Fund.

Response:                                        The current Summary provides a synopsis of the key features of the transaction between the Acquiring Fund and the Acquired Fund (each a “Fund” and collectively, the “Funds”) and a comparison of each Fund’s investment objectives and policies, expenses, and performance.  A comparison of the Funds’ distribution and purchase procedures, exchange rights, redemption procedures, and other significant items was not provided because these items are identical.  The Trust will highlight that these items are identical and disclose that there are no differences.

c.               In the synopsis’ current format, the principal risks are located on page 10. Please reorganize the synopsis so the risks are presented near the investment objectives and strategies.

Response:                                        The Trust has made the requested changes.

6.              In the comparison of the investment goals and principal investment strategies, please confirm that the allocation percentages presented in the third paragraph are consistent with the allocation percentages in the principal strategies tables.

Response:                                        The Trust confirms that the allocation percentages in the tables are correct, and it has removed the earlier disclosure to avoid duplication.

7.              Please make the following changes to the fee table and example.

a.              Please update the fee table to reflect the adjustment to the management fee that took effect in August 2013.

Response:                                        The Trust has made the requested changes.

b.              Please confirm that consistent with Instruction 3(d)(i) to Item 3 of Form N-1A, the “Annual Fund Operating Expenses” include in amounts that would have been incurred absent expense reimbursement or fee waiver arrangements.

Response:                                        The Trust confirms that it includes these expenses in “Annual Fund Operating Expenses”.

c.               In the Example, please revise the penultimate sentence and examples to reflect that the Acquiring Fund’s expense limitation agreement will remain in effect through December 15, 2014.

Response:                                        The Trust has made the requested changes.

d.              Also in the Fee Table and Example, please include a statement that the Example does not include expenses incurred from investing through a variable annuity or a variable life insurance product and if it included these expenses, the figures shown would be higher.

Response:                                        The Trust has made the requested changes.

e.               In the portfolio turnover section, please remove references to higher taxes.

Response:                                        The Trust has made the requested changes.

8.              In the preamble to the performance tables, please confirm that the websites containing updated performance are available or revise the paragraph accordingly.

Response:                                        The Trust has made the requested changes.

9.              In response to the question “What will the advisory fee be after the Reorganization?” please disclose the sub-advisory fees and how they will compare before and after the reorganization.

Response:                                        The sub-advisory fee is paid by Touchstone Advisors, Inc. and is therefore not an additional expense incurred by shareholders.  Thus, the Trust respectfully declines to provide this information to avoid the potential for confusing shareholders by disclosing a fee which is not paid by the Fund.

Proxy Statement/Prospectus — Voting Information Concerning the Special Meeting

10.       Please reconcile the statement in the seventh paragraph regarding how unvoted proxies will be handled to be consistent with the voting disclosure in the shareholder letter.

Response:                                        The Trust has made the requested changes.

Proxy Statement/Prospectus — Additional Information About the Funds

11.       In the section “Pricing of Fund Shares”, please provide more details regarding fair value pricing per the instruction to item 11(a)(1) of Form N-1A.

Response:                                        The Trust currently provides these details in the Funds’ shared statutory prospectus, which is incorporated by reference.  Thus, the Trust declines to include the information in this Form N-14 as there are no differences between the current existing fair value disclosures.

Statement of Additional Information (“SAI”)

12.       Please confirm that any brokerage or other transaction costs incurred by the Funds as a result of the reorganization are shown as adjustments reducing the net assets of the combined fund in the capitalization table, pro forma statement of assets and liabilities, and pro forma statement of investments.

Response:                                        Any brokerage or other transactions are expected to be immaterial and will not have a material impact on the net assets of the combined fund in the above tables or statements.

13.       Please mark the statement of assets and liabilities and pro forma schedule of investments as unaudited.

Response:                                        The Trust has made the requested changes.

14.       Please explain whether the combined fund will rebalance following the reorganization and reflect any fund rebalancing in the schedules.

Response:                                        The underlying securities for both Funds are identical, and the only difference is the percentage allocation of the underlying securities.  The pro forma combining Portfolio of Investments (Unaudited) has been adjusted to reflect the rebalancing.

15.       In the Notes to the Financial Statements, please clarify the first sentence under basis of combinations.  Also, please include the fair value hierarchy categorization under ASC 800-20.

Response:                                        The Trust has made the requested changes to the opening paragraph.  Regarding the fair value hierarchy categorization, this disclosure is included in the Trust’s annual report, which is incorporated by reference into the SAI.

*                                         *                                         *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

Cc:                             Terrie Wiedenheft

John M. Ford, Esq.

Exhibit A

October 23, 2013

Mr. Sunny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Variable Series Trust (File No. 333-191284) (the “Trust”).

Dear Mr. Oh:

In connection with the Trust’s response to certain oral comments received from the Commission staff on October 16, 2013, with respect to the Staff’s review of the Trust’s Form N-14 previously filed on September 20, 2013, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trust may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at 513.629.2941.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer